                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               ISONICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    464895101
                         -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD GROSSMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         40,000
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY            1,833,336
      EACH               ------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              40,000
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         1,833,336
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,873,336
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

         SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

23.2 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ORIN HIRSCHMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         40,000
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY           1,832,336
       EACH              ------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             40,000
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         1,832,336
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,872,336
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

23.2 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY            1,106,668
       EACH              ------------------------------------------------------
     REPORTING            9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:              0
                          ------------------------------------------------------
                          10.       SHARED DISPOSITIVE POWER

                          1,106,668
                          ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,106,668
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

15.1 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY           1,106,668
       EACH              ------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         1,106,668
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,106,668
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

15.1 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

DIAMOND CAPITAL MANAGEMENT INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY           226,668
       EACH              ------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         226,668
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

226,668
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

3.5 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENTS, LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY           226,668
       EACH              ------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         226,668
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

226,668
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

3.5 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH & COMPANY, INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY           500,000
       EACH              ------------------------------------------------------
     REPORTING           9.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:             0
                         ------------------------------------------------------
                         10.       SHARED DISPOSITIVE POWER

                         500,000
                         ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

500,000
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES*                                                  [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

7.4 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

BD, CO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement on Schedule D relates to the shares of Common Stock, no par value per share (the "Shares"), of Isonics Corporation, a California corporation (the "Company"), into which shares of Series A Convertible Preferred Stock are convertible, and which warrants are exercisable to purchase. The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, Colorado 80403.

Item 2.  Identity and Background.

         (a) This Statement is filed by Richard Grossman and Orin Hirschman by virtue of their direct beneficial ownership of Shares and as the owners of each of Adam Smith & Company, Inc. ("ASC"), Adam Smith Capital Management LLC ("ASCM"), and Diamond Capital Management Inc. ("DCM"); by DCM by virtue of being the Investment Manager of Adam Smith Investments, Ltd., a British Virgin Islands corporation ("ASI"); by ASCM, by virtue of being the sole general partner of Adam Smith Investment Partners, L.P. ("ASIP"); by ASC by virtue of its direct beneficial ownership of Shares; and by ASIP by virtue of its direct beneficial ownership of Shares. By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity. The directors of ASI are F.M.C. Limited and S.C.S. Limited, which are subsidiaries of Insinger Trust (BVI) Limited, all of which are British Virgin Islands corporations. Richard Grossman and Orin Hirschman are the only officers and directors and/or members of ASC, ASCM and DCM.

         (b) The principal executive offices of ASC, ASCM, ASIP, DCM and the business address of each of Richard Grossman and Orin Hirschman, are located at 101 East 52nd Street, New York, New York 10022. The principal executive offices of ASI are c/o Insinger Fund Administration (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

         (c) ASC is a registered broker-dealer, ASCM manages ASIP, and DCM manages ASI and other investment vehicles. ASI and ASIP are investment vehicles. Each of Richard Grossman and Orin Hirschman's principal business is acting as an officer and/or director of ASC, ASCM, and DCM.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) ASC is a New York corporation, ASCM is a New York limited liability company, DCM is a New York corporation, ASI is a British Virgin Islands corporation, and ASIP is a New York limited partnership. Richard Grossman and Orin Hirschman are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

ASIP acquired 553,334 units ("Units"), each consisting of one share of Series A Convertible Preferred Stock, convertible into one Share, and a warrant ("Warrant") immediately exercisable to purchase one Share at an exercise price of $3.75 per Share, for a total of $830,001. ASI acquired 113,334 Units for a total of $170,001. Richard Grossman acquired 20,000 Units for a total of $30,000. Orin Hirschman acquired 20,000 Units for a total of $30,000. All of such Units were paid for out of the working capital of the respective entity (or personal funds of the respective individual) and purchased from the Company pursuant to a Subscription Agreement dated July 29, 1999. ASC acquired warrants to purchase 500,000 Shares at an exercise price of $3.75 per Share, issued as a fee pursuant to an Investment Banking Agreement with the Company dated July 29, 1999.


Item 4.  Purpose of Transaction.

     Each of Richard Grossman, Orin Hirschman, ASC, ASI, and ASIP acquired the securities that are the subject of this Schedule 13D (the "Securities") for investment only. Depending upon their evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Company's securities, the effective yield on the company's securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional securities of the Company, dispose of all or a portion of the securities of the Company that it holds, or securities of the Company may be in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) Richard Grossman is the direct beneficial owner of 40,000 Shares, and may be deemed the indirect beneficial owner of 1,833,336 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 23.2% of the Shares deemed outstanding by the Company as of July 29, 1999. Orin Hirschman is the direct beneficial owner of 40,000 Shares, and may be deemed the indirect beneficial owner of 1,833,336 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 23.2% of the Shares deemed outstanding by the Company as of July 29, 1999. ASI is the direct beneficial owner of 226,668 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 3.5% of the Shares deemed outstanding by the Company as of July 29, 1999. DCM may be deemed the indirect beneficial owner of 226,668 Shares, representing beneficial ownership of 3.5% of the Shares deemed outstanding by the Company as of July 29, 1999. ASC is the direct beneficial owner of 500,000 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 7.4% of the Shares deemed outstanding by the Company as of July 29, 1999. ASIP is the direct beneficial owner of 1,106,668 Shares, by virtue of rights to acquire all such Shares, representing beneficial ownership of 15.1% of the Shares deemed outstanding by the Company as of July 29, 1999. ASCM may be deemed the indirect beneficial owner of 1,106,668 Shares, representing beneficial ownership of 15.1% of the Shares deemed outstanding by the Company as of July 29, 1999.

         (b) Richard Grossman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 40,000 Shares of which he is the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,833,336 Shares of which he may be deemed the beneficial owner. Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 40,000 Shares of which he is the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,833,336 Shares of which he may be deemed the beneficial owner. ASCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,106,668 Shares of which it may be deemed the beneficial owner. ASIP has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,106,668 Shares of which it may be deemed the beneficial owner. DCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 226,668 Shares of which it may be deemed the beneficial owner. ASI has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 226,668 Shares of which it may be deemed the beneficial owner. ASC has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 500,000 Shares of which it is the beneficial owner.

         (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         All of the Reporting Persons other than ASC are party to the Subscription Agreement dated July 29, 1999 (the "Subscription Agreement"), attached hereto as Exhibit B. The parties to the Subscription Agreement have granted James E. Alexander a proxy to cast their vote at a meeting of the holders of Series A Preferred Stock for the limited purpose of approving a resolution to make a single correction to the Company's Certificate of Determination of Preferences and Rights of Series A Convertible Preferred Stock. Attached hereto as Exhibit C is the Company's Amended and Restated Certificate of Determination of Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate"). Among other things, the Certificate gives certain rights to holders of Series A Convertible Preferred Stock in the proceeds from certain defined transactions.


Item 7.  Material to be Filed as Exhibits.

                  Exhibit A:        Joint Filing Statement

                  Exhibit B:        Subscription Agreement dated as of
                                    July 29,1999.

                  Exhibit C:        Amended and Restated Certificate of
                                    Determination of Preferences and Rights of Series A Convertible Preferred Stock.

                                    SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 10, 1999.

                           /s/ Richard Grossman
                           -----------------------------------------------
                           Richard Grossman

                           /s/ Orin Hirschman
                           -----------------------------------------------
                           Orin Hirschman

                           ADAM SMITH & COMPANY, INC.

                           By: /s/ Richard Grossman
                              -------------------------------------------

                           ADAM SMITH CAPITAL MANAGEMENT LLC

                           By: /s/ Richard Grossman
                              -------------------------------------------

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                           By:      ADAM SMITH CAPITAL MANAGEMENT LLC

                                    By: /s/ Richard Grossman
                                      ------------------------------------------

                           ADAM SMITH INVESTMENTS, LTD.

                           By: /s/ Martyn Crespel
                              -------------------------------------------
                              For S.C.S. Limited
                                Corporate Directors

                           By: /s/ Judy Hylton
                              -------------------------------------------
                              For F.M.C Limited
                                Corporate Directors

                           DIAMOND CAPITAL MANAGEMENT INC.

                           By: /s/ Richard Grossman
                              -------------------------------------------